RMS

S] 18008582

SEC Mail Processing Section
AUG 01 2018
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5 ~~A~~
PART III

SEC FILE NUMBER
8-19273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2017 (MM/DD/YY) AND ENDING 05/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stoever Glass & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F. Carrigg (212) 952-1930
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick J. Stoever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stoever Glass & Co., Inc., as of May 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

MICHAEL F. CARRIGG
Notary Public, State of New York
No. 01CA4773883
Qualified in New York County
Commission Expires May 4, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION

MAY 31, 2018

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2018

Table of Contents

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Those Charged with
Governance of Stoever Glass & Co., Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stoever Glass & Co., Inc. (the "Company") as of May 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2016.

New York, New York
July 27, 2018

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2018

ASSETS

Cash	$ 541,633
Securities owned, at fair value	15,773,199
Interest receivable	168.325
Due from affiliates	779,231
Furniture, fixtures, and equipment, (net of accumulated depreciation of $506,699)	26,791
Due from stockholder and employees	592,860
Other assets	193,817
TOTAL ASSETS	$ 18,075,856

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Securities sold, not yet purchased, at fair value	$ 1,332,522
Due to clearing broker	7,027,690
Accounts payable and accrued expenses	315,778
Subordinated loan payable to stockholder	3,000,000
Loan payable to stockholder	805,000
Total liabilities	12,480,990
Commitments and contingencies (Notes 3, 4 and 6)	
Stockholders' equity:	
Common stock - $10 par value; 1,000 shares authorized, 500 shares issued	5,000
Additional paid-in capital	4,975,836
Retained earnings	614,030
Total stockholders' equity	5,594,866
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 18,075,856

See accompanying notes to financial statement.

NOTE 1. ORGANIZATION AND OPERATIONS

Stoever, Glass & Co., Inc. (the "Company"), a New York corporation, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company effects trades primarily in state and municipal obligations and corporate debt securities, both on a proprietary basis and on behalf of its customers, which include both institutions and individuals. The Company clears its transactions on a fully disclosed basis through Pershing LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement.* Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from those estimates.

Fair value measurements
The Company follows the guidance in FASB ASC 820. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
>
> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation for furniture, fixtures, and equipment is recorded on a straight-line basis using a maximum life of five years.

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Leases

In February 2016, the FASB issued ASU No. 2016-02, "Leases" that requires lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operation or finance lease in the income statement. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. Lessors will continue to classify leases as operation, direct financing or sales-type leases. The new standard must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. The guidance is effective for fiscal years beginning after December 15, 2018 (June 1, 2019 for our company). We have been closely monitoring FASB activity related to the new standard. In 2017, we began developing a plan regarding the evaluation of the potential changes from adopting the new standard on our future financial reporting and disclosures. Based on our evaluation, we expect to adopt the requirements of the new standard in the first quarter of 2019.

NOTE 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions through its clearing broker. The Company's transactions are collateralized and are executed with and on behalf of bank, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company has agreed to indemnify its clearing broker for losses they may sustain from customer accounts introduced by the Company. Pursuant to the clearing

NOTE 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION (CONTINUED)

agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at May 31, 2018. Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

Since substantially all of the Company's securities are held in accounts at its clearing broker and substantially all of its operations are conducted through the clearing broker, the Company is subject to the credit risk of the clearing broker.

The Company places substantially all of its cash, which may at times be in excess of Federal Deposit Insurance Corporation insurance limits, with one major financial institution.

NOTE 4. DUE TO CLEARING BROKER

Due to clearing broker primarily includes proceeds from securities sold short, net receivables and payables for unsettled transactions, and deposit with the clearing broker. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned. The Company owes interest on amounts due to the clearing broker at a rate of 1% above the clearing broker's base lending rate.

NOTE 5. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consisted of the following at May 31, 2018:

Equipment	$ 405,189
Furniture and fixtures	128,301
	533,490
Less accumulated depreciation	(506,699)
Furniture, fixtures and equipment, net	$ 26,791

NOTE 6. COMMITMENTS AND CONTINGENCIES

Lease agreement

The Company conducts its operations from one office in New York and a branch office in Florida that are leased under a non-cancelable operating leases expiring on July 31, 2027 in New York and February 28, 2025 in Florida. At May 31, 2018, future minimum annual lease commitments under all operating leases are as follows:

Year ending May 31,		
2019	$	495,909
2020		559,651
2021		586,935
2022		599,779
2023		628,183
2024-2028		1,826,832
	$	4,697,289

Litigation

The Company is subject to various legal, regulatory, and other proceedings arising during the ordinary course of operations. Management believes that the ultimate resolution of such matters will not have a material adverse effect on the Company's statement of financial condition.

NOTE 7. INCOME TAXES

The components of the deferred income taxes as of May 31, 2018 are as follows:

Deferred income tax asset:	
Net operating loss carry forwards	$2,096,783
Charitable contributions carryforward	4,515
Fixed asset depreciation	1,294
Valuation allowance	(2,102,592)
Deferred income tax liability:	
Net deferred tax asset (liability)	$ -0-

The Company's federal, state and local net operating loss carryforwards of $18,875,012 will begin to expire in 2035 if not utilized.

On December 22, 2017, H.R.1, commonly known as the Tax Cuts and Jobs Act (the "Act"), was signed into law. The Act includes many provisions that will affect the Company's tax position, including reducing the federal income tax rate from 34% to 21% effective January 1, 2018. As a result of the rate reduction, the Company's deferred tax assets and liabilities were re-measured using the enacted rate at which the Company expects them to be recovered or settled. The re-measurement of our net deferred tax asset resulted in a reduction of $1,056 million, fully offset by a corresponding valuation allowance benefit.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. With few exceptions, the Company is no longer subject to federal, state or local income tax examinations by taxing authorities for tax years before 2014.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses.

NOTE 8. EMPLOYEE RETIREMENT PLANS

Substantially all of the Company's employees may elect to defer a portion of their annual compensation pursuant to the Company-sponsored 401(k) tax-deferred savings plans. The Company also maintains a defined-contribution profit-sharing plan. Contributions to this plan are at the discretion of management.

NOTE 9. RELATED-PARTY TRANSACTIONS

At May 31, 2018, the Company was indebted to its principal stockholder pursuant to a demand note payable in the amount of $805,000. The loan is unsecured and bears interest at 4% per annum. The Company also advanced $151,450 to another stockholder during the year ended May 31, 2018. As part of the Company's compensation plan, the Company has made forgivable cash loans to certain employees which will be forgiven over a period of up to three years. At May 31, 2018, the balance of forgivable cash employee loans was $441,410 and $82,500 were forgiven during the year ended May 31, 2018.

On July 5, 2017, its principal stockholder made a FINRA approved unsecured subordinated loan to the Company in the amount of $3,000,000 for one year bearing interest at 4%. The subordinated loan was renewed on July 27, 2018.

During the year, the Company's owners had advanced $779,231 to the affiliates to finance their operations.

NOTE 10. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness change from day to day. At May 31, 2018, the Company had net capital of approximately $4,655,000, which was approximately $4,555,000 in excess of its minimum net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was 24.1% as of May 31, 2018.

NOTE 11. FAIR VALUE MEASUREMENTS

Assets and liabilities are measured at fair value based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market

NOTE 11. FAIR VALUE MEASUREMENTS (CONTINUED)

transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of May 31, 2018:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Equity securities owned, at fair value:					
Common stock	$ -	$ -	$ -	$ -	(a)
U.S Government Securities, at fair value	-	279,930	-	279,930	
State and municipal bonds, at fair value	-	7,571,472	-	7,571,472	(a)
Private label	-	394,905	-	394,905	(a)
Corporate bonds, at fair value:					
Metals & mining	-	575,952	-	575,952	(a)
Energy	-	1,821,511	-	1,821,511	(a)
Telecom	-	1,305,411	-	1,305,411	(a)
Financials	-	500,332	-	500,332	(a)
Consumer services	-	1,051,416	-	1,051,416	(a)
Manufacturing	-	868,752	-	868,752	(a)
Healthcare	-	1,185,264	-	1,185,264	(a)
Semi-conductor	-	179,566	-	179,566	(a)
Transportation	-	38,688	-	38,688	(a)
	-	7,526,892		7,526,892	
Total	$ -	$ 15,773,199	$ -	$ 15,773,199	

NOTE 11. FAIR VALUE MEASUREMENTS (CONTINUED)

	Level 1	Level 2	Level 3	Total	Valuation Technique
Liabilities:					
U.S. Government securities sold, not yet purchased, at fair value	$ -	$ 622,089	$ -	$ 622,089	(a)
State and municipal bonds sold, but not yet purchased, at fair value	-	4,973	-	4,973	(a)
Corporate bonds sold, not yet purchased, at fair value:					
Healthcare	-	244,867	-	244,867	(a)
Financials	-	294,093	-	294,093	(a)
Energy	-	162,750	-	162,750	(a)
Consumer services	-	3,750	-	3,750	(a)
	-	705,460	-	705,460	
Total	$ -	$ 1,332,522	$ -	$ 1,332,522	

Equity securities-Common stock are included in Level 1 as they are valued at quoted market prices. U. S. Government securities and State and municipal bonds and corporate bonds owned are included in Level 2 of the fair value hierarchy due to their limited market activity. The valuation technique is a market approach that includes prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.